BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash	$ 278,088,594
Cash segregated in compliance with Federal regulations	30,000,000
Short-term investment with affiliate	500,000
Securities owned, at fair value (securities pledged: $3,735,658,784)	3,752,402,510
Securities purchased under agreements to resell	279,106,250
Receivables:	
Customers	5,028,820
Non-customers	10,107,744
Broker-dealers and clearing organizations	22,694,084
Affiliates	8,560,775
Fees	14,271,237
Interest	10,744,906
Office furniture, equipment and leasehold improvements, net	5,679,628
Tax receivable (includes net deferred tax asset of $7,471,069)	8,318,743
Other assets	1,308,555
TOTAL ASSETS	$ 4,426,811,846

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold short, not yet purchased, at fair value	3,882,643,733
Securities sold under agreements to repurchase	76,609,250
Notes payable	150,000,000
Payables:	
Customers	8,393,035
Non-customers	5,838,354
Broker-dealers and clearing organizations	22,716,916
Affiliates	2,020,581
Interest	36,610,327
Accrued liabilities and accounts payable	34,086,363
Taxes payable	979,972
Other liabilities	9,790,000
Total liabilities	4,229,688,531
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	198,862,820
Accumulated deficit	(1,739,515)
Total stockholder's equity	197,123,315
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,426,811,846

See accompanying notes to the financial statements.